UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Amass Brands Inc

Legal status of issuer

>   *Form*
>   C-Corporation
>
>   *Jurisdiction of Incorporation/Organization*
>   Delaware
>
>   *Date of organization*
>   September 22, 2016

Physical address of issuer
927 South Santa Fe Avenue, Los Angeles, CA 90021

Website of issuer
https://www.amass.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
6,614
Price (or method for determining price)
$3.7794

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
February 12, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
37

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,793,112	$848,635
Cash & Cash Equivalents	$835,762	$153,728
Accounts Receivable	$481,908	$102,982
Short-term Debt	$4,975,875	$1,644,328
Long-term Debt	$4,578,396	$2,642,500
Revenues/Sales	$3,422,725	$534,617
Cost of Goods Sold	$2,125,571	$387,688
Taxes Paid	$0	$0
Net Income	$(3,347,973)	$(2,559,908)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
September 2, 2021

Amass Brands Inc

AMASS

This Form C Amendment is being filed is to replace the Company's company certified financial statements with audited financial statements, with corresponding updates to the disclosures as seen on pages 3, 4, 5, 6, 14, 15, and 23. This Amendment also increases the Maximum Offering Amount under Reg CF to $5,000,000 from $107,000. This Form C Amendment is also providing notification that the Company intends to extend the completion of their Combined Offerings per the date specified below. All investments made prior to the filing of this notice will be provided at least five business days advance notice ahead of the new offering completion date.

Up to $5,000,000 of Series Seed Preferred Stock

Amass Brands Inc ("Amass", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 12, 2022. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $25,000 under the Combined Offerings (the "Closing Amount") by February 12, 2022, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 28, 2022 will be permitted to increase their subscription amount at any time on or before February 12, 2022 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 28, 2022. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 12, 2022 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.amass.com/investors.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/amass

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Amass Brands Inc ("the Company") was incorporated on September 22, 2016, under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

The Company is located at 927 S Santa Fe Ave, Los Angeles, CA 90021.

The Company's website is https://www.amass.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/amass and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$5,000,000
Purchase price per Security	$3.7794
Minimum investment amount per investor	$500
Offering deadline	February 12, 2022
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 20, and 23.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects meaningful growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,347,973 and $2,559,908 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,791,321 and a working capital deficit of $2,333,083. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock, promissory notes, and other loans. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business. We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our

operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

In particular, we rely on third party distributors for the distribution of our alcohol to our customers. State and federal laws regulate the ability of distributors to distribute alcohol, and distributors may be required to obtain licenses in order to deliver alcohol to our customers. Changes in our access to those distributors, including changes in prices or changes in our relationships with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, could materially adversely affect our business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to make distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for alcohol, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have a basic permit under the Federal Alcohol Administration Act and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption.

The Company has outstanding liabilities.

Merchant Advance

In March 2021, the Company entered into a merchant advance agreement with a new lender. In connection with the agreement, the Company received an advance in the form of credit to be used for selected vendor transactions. The advance matured when the Company repaid its outstanding advance based upon a percentage of future receivables, or payment processor receipts at the remittance rate of 15%. As of August 30, 2021, the outstanding balance on the merchant advance was $81,845.

Loans Payable

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2020, the outstanding balance was $152,974, including accrued interest of $2,974. The Company also received a forgivable advance of $9,990, which is included in other income in the statements of operations.

In August 2021, the Company received a loan from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. Included in the note is a warrant that vests immediately into 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

In August 2021, the Company issued two promissory notes to outside investors with the aggregate principal balance of $800,000. The promissory note has an interest rate of 9% and matures in August 2026. In connection with the issuance of the note, the Company issued a fully vested warrant to purchase 21,054 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

The Company has conducted related party transactions. Mark Lynn, the Company's founder, has received various advances from the Company. As of December 31, 2020 and 2019, amounts due from the co-founder was $175,642 and $131,063, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In August 2020, the Company entered into a joint venture to create De Soi, Inc. ("De Soi"), of which the Company was granted 2,500,000 shares of the 5,000,000 shares of common stock issued. In December 2020, the Company entered into a joint venture to create Amass Labs, Inc. ("Labs"), of which the Company was granted 1,000,000 shares of the 2,000,000 shares of common stock issued. In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which is non-interest bearing, unsecured, and due on demand. As of December 31, 2020 and 2019, neither joint venture had activities material to the Company and control terms are still being determined.

In May 2020, the Company issued a promissory note of $20,000 to Morgan McLachlan, its co-founder. The note matures in May 2022 and bears interest at 3% per annum.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Investors in this Offering will grant the Chief Executive Officer of the Company a proxy to vote all of such investor's shares of stock on behalf of such investor if such investor fails to vote (or attempts to vote, but does so improperly). The holders of the Series Seed Preferred Stock have granted a proxy to the Chief Executive Officer of the company, which gives them the right to vote the shares of Preferred Stock on behalf of holders with respect to the election of persons as members of the Board of Directors, to vote to increase authorized shares, and to vote regarding any Sale of the company (as defined in the voting agreement), if and only if the holder (a) fails to vote; or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner inconsistent with the terms of the investment agreement.

The investment agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor. In order to invest in this

offering, investors agree to resolve disputes arising under the investment agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 44.56% (fully diluted) of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and

any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

AMASS is a botanical spirits & body care lifestyle brand, making clean botanics for modern life. With a go-to-market approach that unlocks direct connection to our customers, we are uniquely positioned to reach further than traditional spirits brands.

AMASS offers a growing line of botanically-focused spirits & beverages, and a self care line.

BEVERAGE PORTFOLIO: Botanic Gin & Vodka, Botanic Non-alcoholic Spirit, Hard Seltzers, Cannabis Spirit (coming soon), Aperitivo (coming soon)

SELF CARE PORTFOLIO: Hand Sanitizer, Hand Soap, Bath Salts, Lotion, Candles

Business Plan

In a world where brands compete for screen space over shelf space, AMASS quickly responds to trends and customer needs by leveraging data to drive decision-making. AMASS products are proudly stocked in over 1,500 retailers and restaurants. Accounts include: Soho House Global (all 27 locations), 5 Michelin starred restaurants (Crown Shy, L'Atelier de Joel, Gramercy Tavern, The Modern, The Nomad Hotel) and 4 of the world's Top 10 bars (Atta Boy, Dante, The Nomad Hotel, Atlas Bar).

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 48.50% of the proceeds, or $12,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.94% of the proceeds, or $201,250, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.70% of the proceeds, or $435,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New Product	0%	33.33%	33.33%
Marketing	100%	33.33%	33.33%
Team Expansion	0%	33.33%	33.33%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mark Lynn	Chief Executive Officer, Founder, and Member of Board of Directors	Full Time Chief Executive Officer (October 2018 – Present). Responsible for overall company operations.
Morgan McLachlan	Chief Product Officer and Co-Founder	Full Time Chief Product Officer (October 2019 – Present). Responsible for products and innovation. Full Time Head Distiller and Co-Founder of The Spirit Guild, a DTLA-based distillery that specializes in making a variety of spirits from California's diverse flora and abundant agriculture from September 2011 – October 2019.
Gene Song	Chief Revenue Officer	Full Time Chief Revenue Officer (March 2020 – Present). Responsible for sales and marketing. Full time Vice President, Crafted Spirits with Rémy Cointreau from August 2011 – March 2020.
Geoffrey McFarlane	Member of Board of Directors	Part Time Adviser (Jan 2020 – Present) AMASS - One of two voting members of Board of Directors Full Time CEO Winc Wines – Jan 2018 - Present

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,847,343	Yes	N/A	32.77%	N/A
Common Stock Warrants	388,298	N/A	Exercisable for common stock	0%	N/A
Options	1,153,750	N/A	Exercisable for common stock	0%	N/A
Series Seed Preferred Stock	828,864	Yes	N/A	4.65%	N/A
Series Seed-1 Preferred Stock	2,412,297	Yes	N/A	13.52%	N/A
Series Seed-2 Preferred Stock	4,323,248	Yes	N/A	24.23%	N/A
Series Seed-3 Preferred Stock	1,579,994	Yes	N/A	8.86%	N/A
Series Seed-4 Preferred Stock	2,346,635	Yes	N/A	13.15%	N/A
Series Seed-5 Preferred Stock	504,316	Yes	N/A	2.83%	N/A

The Company has the following debt outstanding:

Merchant Advance

In March 2021, the Company entered into a merchant advance agreement with a new lender. In connection with the agreement, the Company received an advance in the form of credit to be used for selected vendor transactions. The advance matured when the Company repaid its outstanding advance based upon a percentage of future receivables, or payment processor receipts at the remittance rate of 15%. As of August 30, 2021, the outstanding balance on the merchant advance was $81,845.

Loans Payable

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2020, the outstanding balance was $152,974, including accrued interest of $2,974. The Company also received a forgivable advance of $9,990, which is included in other income in the statements of operations.

In August 2021, the Company received a loan from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. In connection with the issuance of the note, the Company issued such founder a fully vested warrant to purchase 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

In August 2021, the Company issued two promissory notes to outside investors with the aggregate principal balance of $800,000. The promissory note has an interest rate of 9% and matures in August 2026. In connection with the issuance of the note, the Company issued a fully vested warrant to purchase 21,054 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Mark T Lynn	4,903,333 Shares of Common Stock, 2,631 Common Stock Warrants	23.65%
Kukus LLC	263,199 Shares of Series Seed Preferred Stock, 1,085,534 Shares of Series Seed-1 Preferred Stock, 2,589,371 Shares of Series Seed-2 Preferred Stock, 179,176 Shares of Series Seed-3 Preferred Stock, 221,707 Shares of Series Seed-4 Preferred Stock	20.91%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Amass Brands Inc ("the Company") was incorporated on November 1, 2016 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. Amass is a lifestyle brand taking market share from traditional spirit brands through its go-to-market approach for botanic beverages, with portfolio of premium, high-growth botanic beverages and self-care products.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,347,973 and $2,559,908 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,791,321 and a working capital deficit of $2,333,083. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, which will be augmented by the Offering proceeds and used to execute our business strategy. We believe the Company has 6 months of runway under the current financing structure.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $75,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets and will likely need to raise additional funds through subsequent securities offerings.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Proceeds from Securities Issued	Use of Proceeds of the Previous Offering
Series Seed Preferred Stock	Apr-21 through Sep-21/ongoing	Regulation D	Preferred Stock	$3,149,185	Continuing working capital
Convertible Notes (converted to Series Seed-1 Preferred Stock)*	Feb-17	Regulation D	Convertible Notes	$500,000	Continuing working capital
Convertible Notes (converted to Series Seed-2 Preferred Stock)*	Jul-18 through Feb-19	Regulation D	Convertible Notes	$1,500,000	Continuing working capital
Convertible Notes (Converted to Series Seed-3 Preferred Stock)*	May-19 through Oct-19	Regulation D	Convertible Notes	$1,750,000	Continuing working capital
Convertible Notes (Converted to Series Seed-4 Preferred Stock)*	Jan-20 through Mar-21	Regulation D	Convertible Notes	$7,000,000	Continuing working capital
Convertible Note (Converted to Series Seed-5 Preferred Stock)*	Sept-19	Regulation D	Convertible Note	$250,000	Continuing working capital
Common Stock Warrants	Feb-21 through Aug-21	Regulation D	Common Stock Warrants	$ -	N/A - no proceeds

*In April 2021, the Company authorized the sale and issuance of shares of its Series Seed Preferred Stock. In connection with the first sale and issuance thereof in April 2021, the principal balances and accrued interest of the convertible notes (as discussed in Note 6 to the financial statements and the 2021 issuances discussed above) converted to shares of preferred stock in the following manner:

Preferred Class	Principal Balance	Accrued Interest	Total Balance Converted	# of Shares	Conversion Price / Share
Series Seed-1 Preferred	$ 500,000	$ 62,548	$ 562,548	2,412,297	$0.2332
Series Seed-2 Preferred	1,500,000	113,437	1,613,437	4,323,248	$0.3732
Series Seed-3 Preferred	1,750,000	92,912	1,842,912	1,579,994	$1.1664
Series Seed-4 Preferred	7,000,000	132,427	7,132,427	2,346,635	$3.0393
Series Seed-5 Preferred	250,000	12,144	262,144	504,316	$0.5198

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $25,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Series Seed-1 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed-1 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed-1 Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series Seed-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed-1 Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Series Seed-2 Preferred Stock

Dividend Rights
Holders of Series Seed-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed-2 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed-2 Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-2 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series Seed-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed-2 Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Series Seed-3 Preferred Stock

Dividend Rights
Holders of Series Seed-3 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed-3 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed-3 Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-3 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

Series Seed-3 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed-3 Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Series Seed-4 Preferred Stock

Dividend Rights
Holders of Series Seed-4 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed-4 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed-4 Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-4 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series Seed-4 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed-4 Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Series Seed-5 Preferred Stock

Dividend Rights
Holders of Series Seed-5 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed-5 Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Series Seed-5 Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-5 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Series Seed-5 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series Seed-5 Preferred Holders may vote to convert all Preferred Stock into Common. Additionally, the sale of shares to the public in a firm-commitment underwritten public offering will trigger a mandatory conversion.

Issuable Security in the Offering

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never

declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Series Seed Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

Each Stockholder appoints, and shall appoint, the then current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $500,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This

increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Mark Lynn, the Company's founder, has received various advances from the Company. As of December 31, 2020 and 2019, amounts due from the co-founder was $175,642 and $131,063, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In August 2020, the Company entered into a joint venture to create De Soi, Inc. ("De Soi"), of which the Company was granted 2,500,000 shares of the 5,000,000 shares of common stock issued. In December 2020, the Company entered into a joint venture to create Amass Labs, Inc. ("Labs"), of which the Company was granted 1,000,000 shares of the 2,000,000 shares of common stock issued. In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which is non-interest bearing, unsecured, and due on demand. As of December 31, 2020 and 2019, neither joint venture had activities material to the Company and control terms are still being determined.

In May 2020, the Company issued a promissory note of $20,000 to Morgan McLachlan its co-founder. The note matures in May 2022 and bears interest at 3% per annum.

Conflicts of Interest

The Company has not engaged in any material transactions or relationships which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Lynn

(Signature)

Mark Lynn

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Lynn

(Signature)

Mark Lynn

(Name)

Chief Executive Officer

(Title)

September 2, 2021

(Date)

/s/Morgan McLachlan

(Signature)

Morgan McLachlan

(Name)

Chief Product Officer

(Title)

September 2, 2021

(Date)

/s/Gene Song

(Signature)

Gene Song

(Name)

Chief Revenue Officer

(Title)

September 2, 2021

(Date)

/s/Geoffrey McFarlane

(Signature)

Geoffrey McFarlane

(Name)

Member of Board of Directors

(Title)

September 2, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

AMASS BRANDS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019



To the Board of Directors of
Amass Brands, Inc.
Los Angeles, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Amass Brands, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,347,973 and $2,559,908 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,791,321 and a working capital deficit of $2,333,083. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 26, 2021

AMASS BRANDS, INC.

BALANCE SHEETS

		December 31,		
		2020		**2019**
ASSETS				
Current assets:				
Cash and cash equivalents	$	835,762	$	153,728
Accounts receivable, net		481,908		102,982
Due from related parties		210,642		131,063
Note receivable, related party		20,000		-
Inventory		911,676		366,018
Prepaid expenses and other current assets		182,804		33,848
Total current assets		2,642,792		787,639
Property and equipment, net		62,568		-
Intangible assets, net		51,833		58,333
Deposits		35,919		2,663
Total assets	$	2,793,112	$	848,635
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued expenses	$	686,902	$	161,836
Merchant advances		43,981		-
Convertible note payable, current		4,000,000		1,400,000
Interest payable, current		244,992		82,492
Total current liabilities		4,975,875		1,644,328
Loans payable		391,486		-
Convertible note payable		4,110,600		2,600,000
Interest payable		76,310		42,500
Total liabilities		9,554,271		4,286,828
Commitments and contingencies (Note 11)				
Stockholders' deficit:				
Common stock, $0.00001 par, 15,000,000 shares authorized, 5,704,343 and 5,634,343 shares issued and outstanding as of December 31, 2020 and 2019, respectively		57		56
Additional paid-in capital		30,105		5,099
Accumulated deficit		(6,791,321)		(3,443,348)
Total stockholders' deficit		(6,761,159)		(3,438,193)
Total liabilities and stockholders' deficit	$	2,793,112	$	848,635

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AMASS BRANDS, INC.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2020	2019
Net revenues	$ 3,422,725	$ 534,617
Cost of net revenues	2,125,571	387,688
Gross profit	1,297,154	146,929
Operating expenses:		
Sales and marketing	2,626,170	1,379,154
General and administrative	1,575,373	1,166,606
Research and development	247,344	76,577
Total operating expenses	4,448,887	2,622,337
Loss from operations	(3,151,733)	(2,475,408)
Other income (expense), net:		
Interest expense	(206,140)	(84,500)
Other income	9,900	-
Total other income (expense), net	(196,240)	(84,500)
Provision for income taxes	-	-
Net loss	$ (3,347,973)	$ (2,559,908)
Weighted average common shares outstanding - basic and diluted	5,679,466	5,634,343
Net loss per common share - basic and diluted	$ (0.59)	$ (0.45)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AMASS BRANDS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances at December 31, 2018	5,634,343	$ 56	$ 1,246	$ (883,440)	$ (882,138)
Stock-based compensation	-	-	3,853	-	3,853
Net loss	-	-	-	(2,559,908)	(2,559,908)
Balances at December 31, 2019	5,634,343	56	5,099	(3,443,348)	(3,438,193)
Exercise of stock options	70,000	1	12,599	-	12,600
Stock-based compensation	-	-	12,407	-	12,407
Net loss	-	-	-	(3,347,973)	(3,347,973)
Balances at December 31, 2020	5,704,343	$ 57	$ 30,105	$ (6,791,321)	$ (6,761,159)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

3

AMASS BRANDS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (3,347,973)	$ (2,559,908)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	38,702	11,667
Stock-based compensation	12,407	3,853
Bad debt expense	40,287	-
Changes in operating assets and liabilities:		
Accounts receivable	(419,213)	(79,884)
Inventory	(545,658)	(269,533)
Prepaid expenses and other current assets	(148,956)	11,425
Accounts payable and accrued expenses	525,064	67,188
Interest payable	199,286	84,500
Net cash used in operating activities	(3,646,054)	(2,730,692)
Cash flows from investing activities:		
Note receivable, related party	(20,000)	-
(Advances to)/repayments from related parties, net	(79,579)	288,347
Purchase of property and equipment	(69,520)	-
Purchase of intangible assets	(25,250)	(70,000)
Deposits	(33,256)	(2,663)
Net cash provided by (used in) investing activities	(227,605)	215,684
Cash flows from financing activities:		
Proceeds from convertible notes	4,110,600	2,600,000
Proceeds from loans and merchant advance	445,086	-
Repayments on merchant advance	(12,593)	-
Exercise of stock options	12,600	-
Net cash provided by financing activities	4,555,693	2,600,000
Net increase (decrease) in cash and cash equivalents	682,034	84,992
Cash and cash equivalents at beginning of year	153,728	68,736
Cash and cash equivalents at end of year	$ 835,762	$ 153,728
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 5,500	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AMASS BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS**

   Amass Brands, Inc. (the "Company") is a corporation formed on September 22, 2016 under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,347,973 and $2,559,908 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,791,321 and a working capital deficit of $2,333,083. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

   In early 2020, the coronavirus that causes COVID-19 was reported to have surfaced in China. The spread of this virus globally in early 2020 has caused temporary business disruption domestically in the United States and internationally, the areas in which the Company operates. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. The federal, state and local governments and private entities have mandated various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus. The Company continues to monitor developments, including governmental requirements and recommendations at the national, state and local level to evaluate possible extensions to all or part of such closures. Therefore, while the Company expects this matter to impact its financial condition, results of operations, and/or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time.

   The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock, promissory notes, and other loans. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2020, the Company had $585,762 in excess of insured amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable, Net

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020, the Company had an allowance for doubtful accounts of $40,287.

Inventory

Inventories consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Inventory consisted of the following as of December 31, 2020 and 2019:

	December 31,			
	2020		**2019**	
Raw materials	$	564,753	$	169,318
Work in progress		23,325		44,020
Finished goods		323,598		152,681
Inventory	$	911,676	$	366,018

As of December 31, 2020, the Company had $166,115 in deposits for inventory purchases, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2020 and 2019, all of the Company's property and equipment were depreciated over five years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020 or 2019.

Intangible Assets, Net

Intangible assets consist of capitalized website development costs. The Company accounts for these costs in accordance with Financial Accounting Standards Board ("FASB") *ASC 350-50 "Website Development Costs"*. As required by ASC 350-50, the Company capitalizes the costs incurred during the development stage, which include infrastructure, application, graphics and content costs.

Costs incurred during the planning stage along with operating stages of website development costs are expensed as incurred. Capitalized development costs are amortized over a period of three years. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020 or 2019.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 or 2019.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from wholesale and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, packaging materials, inbound freight, and customs and duties as well as allocated payroll and overhead costs such as warehouse rent. The Company includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses as noted below.

Sales and Marketing

Sales and marketing expenses includes fulfillment center operations, third-party logistics costs and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2020 and 2019, shipping and handling costs were $252,289 and $0, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

As of December 31, 2020 and 2019, the Company had no such beneficial conversion features.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. As of December 31, 2020 the Company did not elect to early adopt ASU 2016-02 and is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2020 and 2019.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the consolidated financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **LONG-LIVED ASSETS**

    Property and Equipment

    Property and equipment, net consists of the following:

	December 31,			
	2020		**2019**	
Plant and equipment	$	53,796	$	-
Office and storage equipment		14,624		-
Furniture and fixtures		1,100		-
Property and equipment, gross		69,520		-
Less: Accumulated depreciation		(6,952)		-
Property and equipment, net	$	62,568	$	-

Depreciation expense of $6,952 and $0 for the years ended December 31, 2020 and 2019, respectively, were included in general and administrative expenses in the statements of operations.

Intangible Assets

During the years ended December 31, 2020 and 2019, the Company capitalized website development costs totaling $25,250 and $70,000, respectively. Amortization expense of $31,750 and $11,667 for years ended December 31, 2020 and 2019, respectively, were included in general and administrative expenses in the statements of operations. Intangible assets, net consist of the following:

	December 31,			
	2020		**2019**	
Website development	$	95,250	$	70,000
Less: Accumulated amortization		(43,417)		(11,667)
Intangible assets, net	$	51,833	$	58,333

5. DEBT

Merchant Advance

In November 2020, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company received an advance in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

During the year ended December 31, 2020, the Company received merchant advances totaling $51,000, and $5,100 of lender fees were added to the loan balance due under this agreement. Loan transaction fees are included as other expenses in the statements of operations. During the year ended December 31, 2020, the Company made repayments totaling $12,593. As of December 31, 2020, the principal amount owed under the merchant advance was $43,981 and interest expense of $5,500 was recorded for the year ended December 31, 2020. Both the principal and interest outstanding as of December 31, 2020 was included as a current liability on the balance sheet.

Loans Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $238,512 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments. As of December 31, 2020, the outstanding balance was $238,512. See Note 12 for discussion on the PPP Note's forgiveness in 2021.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2020, the outstanding balance was $152,974, including accrued interest of $2,974. The Company also received a forgivable advance of $9,990, which is included in other income in the statements of operations.

6. **CONVERTIBLE NOTES**

The Company's convertible notes bear interest at 3% per annum. The convertible notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. If and upon a change in control while the convertible notes remain outstanding, the holders are to receive a payment equal to the greater of three times the outstanding note balance or based on the valuation of the change in control event. In the event that a qualified equity financing does not occur prior to the maturity date, the notes are convertible into shares of the Company's preferred stock at a conversion price equal to the quotient divided by the Company's then current capitalization.

As of December 31, 2020 and 2019, the Company's convertible notes consisted of the following:

Class	Principal	Issued Date	Maturity	Conversion Price Quotient
Series Seed-1 Preferred	$ 500,000	Feb-17	2019	$ 2,000,000
Series Seed-2 Preferred	1,500,000	Jul-18 through Feb-19	2020	$ 4,000,000
Series Seed-3 Preferred	1,750,000	May-19 through Oct-19	2021	$ 10,000,000
Series Seed-4 Preferred	4,110,600	Jan-20 through Dec-20	2023	$ 38,000,000
Series Seed-5 Preferred	250,000	Sep-19	2021	$ 10,000,000
	$8,110,600			

Interest expense on the convertible notes was $196,310 and $84,500 for the years ended December 31, 2020 and 2019, respectively. Accrued interest payable totaled $321,302 and $124,992 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Series Seed-1 Preferred Convertible Notes and Series Seed-2 Preferred Convertible Notes were in default, as the balance was unpaid and not converted as of the maturity date. These notes were converted to Series Seed-1 Preferred Shares and Series Seed-2 Preferred Shares subsequent to year-end.

7. **STOCKHOLDERS' DEFICIT**

As of December 31, 2020 and 2019, the Company was authorized to issue a total of 15,000,000 shares of common stock, $0.00001 par value.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2020 and 2019, respectively.

In the year ended December 31, 2020, options for 70,000 shares of common stock were exercised for total proceeds of $12,600.

As of December 31, 2020 and 2019, the Company had 5,704,343 and 5,634,343 shares of common stock outstanding, respectively.

8. **STOCK-BASED COMPENSATION**

In September 2016, the Company has adopted the 2016 Stock Plan ("2016 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The 2016 Stock Plan, as amended, authorized 1,000,000 shares. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception As of December 31, 2020, 470,000 options were outstanding. Stock options granted under the 2016 Plan typically vest over a four-year period. As of December 31, 2020, there were 460,000 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price		Instrinsic Value	
Outstanding as of December 31, 2018	80,000	$	-	$	-
Granted	500,000		0.18		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2019	580,000	$	0.18	$	-
Granted	-		-		
Exercised	(70,000)		0.18		
Forfeited	(40,000)		0.18		
Outstanding as of December 31, 2020	470,000	$	0.18	$	-
Exerciseable as of December 31, 2020	201,353	$	0.18	$	-

	December 31,		
	2020		2019
Weighted average grant-date fair value of options granted during year	N/A	$	0.11
Weighted average duration (years) to expiration of outstanding options at year-end	8.83		9.83

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2020	2019
Risk Free Interest Rate	N/A	1.36% - 1.77%
Expected Dividend Yield	N/A	0.00%
Expected Volatility	N/A	75.6%
Expected Life (years)	N/A	6.08

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $0 and $57,000, respectively. Stock-based compensation expense for stock options of $12,407 and $3,853 was recognized under FASB ASC 718 for the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $43,482 and $59,490 as of December 31, 2020 and 2019, respectively, and will be recognized over a weighted average period of 39 months as of December 31, 2020.

9. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $1,670,943 and $782,297, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2020	**2019**
Deferred tax assets:		
Net operating loss carryforwards	$ 1,578,385	$ 747,360
Cash to accrual differences	92,558	34,937
Total deferred tax assets	1,670,943	782,297
Valuation allowance	(1,670,943)	(782,297)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020 and no history of generating taxable income. Therefore, valuation allowances of $1,670,943 and $782,297 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $888,646 and $657,196 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $5,646,770 and $2,673,725, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10. **RELATED PARTY TRANSACTIONS**

The Company's co-founder has received various advances from the Company. As of December 31, 2020 and 2019, amounts due from the co-founder was $175,642 and $131,063, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In August 2020, the Company entered into a joint venture to create De Soi, Inc. ("De Soi"), of which the Company was granted 2,500,000 shares of the 5,000,000 shares of common stock issued. In December 2020, the Company entered into a joint venture to create Amass Labs, Inc. ("Labs"), of which the Company was granted 1,000,000 shares of the 2,000,000 shares of common stock issued. In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which is non-interest bearing, unsecured, and due on demand. As of December 31, 2020 and 2019, neither joint venture had activities material to the Company and control terms are still being determined.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures in May 2021 and bears interest at 3% per annum.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2020, the Company had a lease agreement for a warehouse space in Los Angeles, California that matures on July 31, 2021. The Company's warehouse space is rented under short-term operating lease contracts. The base monthly rent is $16,000 and the Company determined that cash payments approximated straight-line expense under ASC 840.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Effective January 2021, the Company entered into an operating lease agreement for office space in Los Angeles, California. Monthly rent on the lease is $13,000 and the lease expires in December 2022, with an option to extend the term 12 months.

Subsequent to December 31, 2020 and prior to the issuance date, the Company issued the 507,613 warrants to purchase common stock at an exercise price of $0.09 per share. In February 2021, 143,000 warrants were exercised at the price of $0.09 per share.

The Company amended the number of options authorized under the 2016 Stock Plan to 3,000,000 in February 2021 and further amended the number of options authorized under the 2016 Option Plan to 2,587,192 in April 2021. In April 2021, 730,000 options were granted to employees at the exercise price of $0.09 per share and 60,000 options were forfeited.

The Company has received additional commitments for $2,889,400 on the Preferred Series Seed-4 notes discussed in Note 6 during 2021.

In April 2021, the Company's Board of Directors increased the number of authorized shares of common stock to 25,000,000 and created a new class of preferred stock with a par value of $0.00001 per share. The Company's Board of Directors authorized 13,798,484 shares of preferred stock, of which 2,631,994 shares were designated as Series Seed Preferred Stock, 2,412,297 shares were designated as Series Seed-1 Preferred Stock, 4,323,248 shares were designated as Series Seed-2 Preferred Stock, 1,579,994 shares were designated as Series Seed-3 Preferred Stock, 2,346,635 shares were designated as Series Seed-4 Preferred Stock, and 504,316 shares were designated as Series Seed-5 Preferred Stock. The preferred shares are initially convertible to common stock at a ratio of 1:1 at any time and have a senior, non-participating liquidation preference upon a Deemed Liquidation Event equal to the amount contributed plus and declared and unpaid dividends. The preferred shares then share in all remaining proceeds on a pro rata basis with holders of common stock.

AMASS BRANDS, INC.

NOTES TO FINANCIAL STATEMENTS

In April through August 2021, the Company authorized and issued 828,864 shares of Series Seed Preferred Stock for contributions of $3,149,185. As such, the principal balances and accrued interest of the convertible notes (as discussed in Note 6 to the financial statements and the 2021 issuances discussed above) converted to preferred stock in April 2021 in the following manner:

Preferred Class	Principal Balance	Accrued Interest	Total Balance Converted	# of Shares	Conversion Price / Share
Series Seed-1 Preferred	$ 500,000	$ 62,548	$ 562,548	2,412,297	$0.23
Series Seed-2 Preferred	1,500,000	113,437	1,613,437	4,323,248	$0.37
Series Seed-3 Preferred	1,750,000	92,912	1,842,912	1,579,994	$1.17
Series Seed-4 Preferred	7,000,000	132,427	7,132,427	2,346,635	$3.04
Series Seed-5 Preferred	250,000	12,144	262,144	504,316	$0.52

In June 2021, the Company's PPP Note (see Note 5) was fully forgiven by its lender.

In August 2021, the Company received a loan from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. Included in the note is a warrant that vests immediately into 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

In August 2021, the Company issued a promissory note with the principal balance of $400,000. The promissory note has an interest rate of 9% and matures in August 2026. Included in the note is a warrant that vests immediately into 10,527 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

EXHIBIT C
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Website: https://www.amass.com

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AMASS Botanics

Portfolio of premium, high-growth botanic beverages and self care products

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You began, but did not complete your $1,000.00 reservation in AMASS Botanics. A reservation is non-binding and you may change the amount at any time.

AMASS Botanics is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 8.50% of the value of the securities sold and equity compensation equal to 0.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

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Company Highlights

> 549% YoY revenue growth from $534K in 2019 to $3.4M in 2020 (unaudited)

> $8M revenue run rate as of Q4 2020

> Key accounts include Soho House (globally), Whole Foods, Amazon, six Michelin starred restaurants, and four of the world's top bars

> Distribution and online retail accounts with Southern Glazer Wine and Spirits, DMD, Dyspatchr, and Revolve

Fundraise Highlights

> Total Amount Raised: US $2,909,200

> Total Round Size: US $10,000,000

> Raise Description: Seed

> Minimum Investment: US $498 per investor

> Security Type: Preferred Equity

> Pre-Money valuation : US $75,000,000

> Offering Type: Side by Side Offering

AMASS is a botanical spirits & body care lifestyle brand, making clean botanics for modern life. With a go-to-market approach that unlocks direct connection to our customers, we are uniquely positioned to reach further than traditional spirits brands.

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THE PROBLEM: Alcohol regulations have prevented traditional spirit brands from the efficient conversion of consumers through digital channels. It abides by a 3-tier regulation system, put in place post prohibition, nearly 100 years go. This has prevented innovation in the beverage-alcohol industry and contributes to a brand's lack of understanding of and connection to today's consumer. **Today's consumers discover & shop online.**

THE SOLUTION: AMASS is able to drive brand awareness among a significantly larger audience than traditional spirit brands through a self-care line, low-to-no ABV (alcohol by volume) options, and a cannabis beverage (coming soon).

The AMASS ADVANTAGE: In a world where brands compete for screen space over shelf space, AMASS quickly responds to trends and customer needs by leveraging data to drive decision-making.

Since launching e-commerce, AMASS has increased revenue from $534k in 2019 to $3.4 million in 2020, translating to 549% YoY growth. In March 2020, we introduced Hand Sanitizer, now a self-care feature at most of our accounts. We expanded the product portfolio from 2 products in January 2020 up to 13 products in 12 months (550% growth).

OUR PRODUCTS

AMASS offers a growing line of botanically-focused spirits & beverages, and a self care line.

BEVERAGE PORTFOLIO: Botanic Gin & Vodka, Botanic Non-alcoholic Spirit, Hard Seltzers, Cannabis Spirit (coming soon), Aperitivo (coming soon)

SELF CARE PORTFOLIO: Hand Sanitizer, Hand Soap, Bath Salts, Lotion (coming soon)

OUR ACCOUNTS

AMASS products are proudly stocked in over 1,500 retailers and restaurants. Accounts include: Soho House Global (all 27 locations), 6 Michelin starred restaurants (Crown Shy, L'Atelier de Joel, Eleven Madison Park, Gramercy Tavern, The Modern, The Nomad Hotel) and 4 of the world's Top 10 bars (Atta Boy, Dante, The Nomad Hotel, Atlas Bar).

Pitch Deck



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Gallery

         

AMASS Botanic Gin & Vodka.



Media Mentions

Wine Enthusiast | Forbes | LA Times | The New York Times | The New York Times | VOGUE
Rolling Stone | British GQ | Vanity Fair | dwell | Tasting Table | Food & Wine

The Team

Founders and Officers

Mark Thomas Lynn

CEO

Mark has over 14 years of experience in the entertainment, e-commerce, wine, and spirits industries. He co-founded and built the Jet Entertainment Group to 200 employees and 7 properties including bars, restaurants, and a boutique hotel. He is the co-founder of Winc, the data driven winery that has earned over $250,000,000 in lifetime revenue and was named the 25th Most Innovative Company in America by Fast Company.

Morgan McLachlan

CHIEF PRODUCT OFFICER, MASTER DISTILLER

Morgan McLachlan is one of the world's leading female Master Distillers. She co-founded The Spirit Guild in 2012, one of Los Angeles' first craft distilleries making a variety of spirits for today's top shelf spirit brands. She co-founded AMASS with Mark Lynn in 2018 to build an innovative new type of beverage company. Morgan draws inspiration for her recipes from growing up in Canada's Pacific North West amongst the lush forest. Morgan's Dry Gin has been awarded 95 points by Tasting Panel and her Botanic Vodka 94 points by Bartender's Spirit Awards.

Gene Song

CHIEF REVENUE OFFICER

Gene has 20+ years of experience in branding and marketing across Fortune 500 companies including American Express, Diageo, and Remy Cointreau. Most recently, Gene served as the Vice President of Crafted Spirits at Remy Cointreau. Prior to his time at Remy Cointreau, he led brand teams across a variety of internationally recognized whiskey brands. Gene holds a B.A. in Economics from the University of Pennsylvania and an MBA from Yale University.

Jennifer Fan

CHIEF DIGITAL OFFICER

Jennifer has 12+ years of experience in e-commerce and strategy. Most recently, Jennifer led Customer Retention at REVOLVE (valued on the public market at $3.4 billion) where she built and launched the company's customer loyalty program, increased email retention, and introduced text message marketing. Prior to REVOLVE, she was a management consultant at the Boston Consulting Group. Jennifer holds a B.S. in Economics and an MBA from the Wharton School of the University of Pennsylvania.

Key Team Members

	Andrew Kim		Rishi Das		Freza Paro

	Jennifer Marks		Charlie Hammond		Tesia Zhou

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $10,000,000
Raised to date:	US $2,909,200
	US $0 (under Reg CF only)
Minimum investment:	US $498
Target Minimum:	US $25,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $3.7994
Pre-Money valuation:	US $75,000,000

Additional Terms

Total Amount Raised	The Total Amount Raised includes investments which are not counting towards the escrow minimum. $2,572,211.75 has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. The earliest investment was made on April 28, 2021.
Closing conditions:	While AMASS has set an overall target minimum of US $25,000 for the round, AMASS must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to AMASS's Form C.
Regulation CF cap:	While AMASS is offering up to US $10,000,000 worth of securities in its Seed, only up to US $107,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● New Product   ● Marketing   ● Unspecified

If Maximum Amount Is Raised

● New Product   ● Marketing   ● Team Expansion

Investor Perks

All investors will receive the following perks, according to investment tier. *Bonus Reservation Perks when you reserve shares & convert them within three weeks of accepting investments (exact date to be announced).*

Disclaimer: Perks will be issued once the round has closed and your investment has been funded.

$1,000 Investment:
Limited Edition Investor Gin
Starter AMASS Self Care Package - Four Thieves Hand Soap, Four Thieves Hand Sanitizer, 3 2 oz Hand Sanitizer Sprays
Retail Value: $160

BONUS Reservation Perk: Limited Edition Vodka

$5,000 Investment:
3 Bottles of Limited Edition Investor Gin
Starter AMASS Self Care Package - Four Thieves Hand Soap, Four Thieves Hand Sanitizer, 3 2 oz Hand Sanitizer Sprays
Retail Value: $270

BONUS Reservation Perk: 3 Bottles of Limited Edition Investor Vodka

$10,000 Investment:
1 Case of Limited Edition Investor Gin
Large AMASS Self Care Home Package - 3 x Four Thieves; 3 x Hand Soap, 3x Hand Sanitizer, 3x Lotion for home + 3 Travel Size Hand Sanitizer, Forrest Bath Salts
Dinner for Two - $150 voucher at AMASS account Restaurant of Choice (See Investor Deck for restaurants)
Retail Value: $879

BONUS Reservation Perk: Case of Limited Edition Investor Vodka

$25,000 Investment:
1 Case of Limited Edition Investor Gin
Large AMASS Self Care Home Package - 3 x Four Thieves; 3 x Hand Soap, 3x Hand Sanitizer, 3x Lotion for home + 3 Travel Size Hand Sanitizer, Forrest Bath Salts

Dinner with Friends - $800 voucher at AMASS account Restaurant of Choice (See Investor Deck for restaurants)
Dims LE Bar Cart
Retail Value: $1,529

BONUS Reservation Perk: Case of Limited Edition Investor Vodka

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of AMASS Botanics's prior rounds by year.


$80000000
$60000000
$40000000
$20000000
$0
Other Seed-1 (Convertible)
Other Seed-2 (Convertible)
Other Series Seed-5 (Convertible)
Other Seed-3 (Convertible)
Other Seed-4 (Convertible)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed-1

Round Size	US $500,000
Closed Date	Feb 17, 2017
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Seed-2

Round Size	US $1,500,000
Closed Date	Feb 23, 2019
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Seed-3

Round Size	US $1,750,000
Closed Date	Oct 22, 2019
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Seed-4

Round Size	US $7,000,000
Closed Date	Mar 3, 2021
Security Type	Convertible Note
Valuation Cap	US $38,000,000

Series Seed-5

Round Size	US $250,000
Closed Date	Sep 1, 2019
Security Type	Convertible Note

Valuation Cap	US $10,000,000

Market Landscape

Premium Spirit Trends, Botanic Gin & Vodka – The global premium spirit market size was valued at USD 107.74 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 10.3% 2020 to 2027, reaching a valuation of $235 Billion by 2027.

Non-Alcoholic Opportunity, Riverine – Citing Nielsen data, the no- and low-ABV sector has grown an impressive 506% since 2015, with further data anticipating the non-alcoholic sector (including soft drinks) will reach $280 million in revenue this year. Driven by an increased interest in wellness and the expanding selection of no-ABV beverages, 58% of consumers are drinking more non-alcoholic beverages than last year .

RTD Beverages - Hard Seltzer – E-commerce for RTD products is predicted to represent 10% of total alcohol e-commerce value by 2024 – up from 2% in 2019. The US is the main market driving RTD category growth, and ready-to-drink products are set to represent 20% of US alcohol e-commerce value by 2024, compared to 5% in 2019.

Cannabis Beverage - Coming Soon – Currently, sales of beverages with low levels of tetrahydrocannabinol (THC) are up around 70% year-over-year. This inclination will continue to increase over the next five years: Euromonitor and BDSA forecast a total U.S. cannabinoid market, which includes cannabis beverages and edibles, of $50 billion by 2025 (from $11.5 billion in 2020).

AMASS Storyteller Program- A study by the Diageo-backed Distill Ventures found there are three huge challenges the no-ABV category faces: "Liquid excellence, education and the drinking experience." AMASS' Storyteller network extinguishes these concerns, as they have recruited over 600+ bar industry professionals to join the brand and share educational teachings with their audiences, both in person and virtually.

Risks and Disclosures

The Total Amount Raised includes investments which are not counting towards the escrow minimum. $2,572,211.75 has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for recent cash balance.

The rights of holders of Series Seed Preferred Stock may be limited. The Series Seed Preferred Stock of the Company does not include protective provisions. Corporate actions including, but not limited to altering the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, increase or decrease the authorized number of shares, and other actions like adverse changes to preferred stockholder rights, redemptions and repurchases of any stock are not subject to approval of the preferred stockholders voting as a separate class. The lack of these preferred stock protective provisions means that holders of the Company's common shares may vote to proceed with some of these actions, which may detriment the holders of the Series Seed Preferred Stock.

The Company's previously outstanding Convertible Notes have converted into Preferred Stock. In April 2021, the Company authorized the sale and issuance of shares of its Series Seed Preferred Stock. In connection with the first sale and issuance thereof in April 2021, the principal balances and accrued interest of the convertible notes (as discussed in Note 6 to the financial statements and the 2021 issuances in the Form C) converted to shares of preferred stock. Please see the "Previous Offerings of Securities " in the Form C for full detail of the conversion.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,347,973 and $2,559,908 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,791,321 and a working capital deficit of $2,333,083. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate

material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business. We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

In particular, we rely on third party transport carriers for the delivery of our wines to our customers. State and federal laws regulate the ability of transport carriers to transport wine, and carriers may be required to obtain licenses in order to deliver wine to our customers. Changes in our access to those carriers, including changes in prices or changes in our relationships with those carriers, changes in the laws allowing third party transport of wine, or regulatory discipline against licenses held by those carriers, could materially adversely affect our business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have state and federal licenses for the production and shipment of alcohol, and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected.

Our alcohol business relies substantially on state laws that authorize the shipping of alcohol by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling alcohol directly to consumers or to restrict the total amount of alcohol that we may ship to those states. This proposed legislation, or other new regulations, requirements or taxes, could harm our business and operating results. Future legal or regulatory challenges to the alcohol industry could also harm our business and impact our operating results.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities.

Merchant Advance

In November 2020, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company received an advance in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

During the year ended December 31, 2020, the Company received merchant advances totaling $51,000, and $5,100 of lender fees were added to the loan balance due under this agreement. Loan transaction fees are included as other expenses in the statements of operations. During the year ended December 31, 2020, the Company made repayments totaling $12,593. As of December 31, 2020, the principal amount owed under the merchant advance was $43,981 and interest expense of $5,500 was recorded for the year ended December 31, 2020. Both the principal and interest outstanding as of December 31, 2020 was included as a current liability on the balance sheet.

Loans Payable

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020, the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2020, the outstanding balance was $152,974, including accrued interest of $2,974. The Company also received a forgivable advance of $9,990, which is included in other income in the statements of operations.

In August 2021, the Company received a loan from a founder with the principal balance of $100,000. The loan has an interest rate of 9% and matures in August 2026. Included in the note is a warrant that vests immediately into 2,631 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

In August 2021, the Company issued a promissory note with the principal balance of $400,000. The promissory note has an interest rate of 9% and matures in August 2026. Included in the note is a warrant that vests immediately into 10,527 shares of common stock at the exercise price of $3.7994 or through a cashless exercise.

The Company has conducted related party transactions. The Company's co-founder has received various advances from the Company. As of December 31, 2020 and 2019, amounts due from the co-founder was $175,642 and $131,063, respectively, which is shown as assets on the balance sheets. These advances are non-interest bearing and payable on demand.

In August 2020, the Company entered into a joint venture to create De Soi, Inc. ("De Soi"), of which the Company was granted 2,500,000 shares of the 5,000,000 shares of common stock issued. In December 2020, the Company entered into a joint venture to create Amass Labs, Inc. ("Labs"), of which the Company was granted 1,000,000 shares of the 2,000,000 shares of common stock issued. In the year ended December 31, 2020, the Company advanced $35,000 to De Soi, which is non-interest bearing, unsecured, and due on demand. As of December 31, 2020 and 2019, neither joint venture had activities material to the Company and control terms are still being determined.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures in May 2021 and bears interest at 3% per annum.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



AMASS Botanics's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download AMASS Botanics's Form C

Data Room

NAME	LAST MODIFIED	TYPE

> 🗀 Financials (2 files)	Mar 4, 2021	Folder
> 🗀 Fundraising Round (1 file)	Mar 4, 2021	Folder
> 🗀 Miscellaneous (5 files)	Mar 4, 2021	Folder

AMASS Botanics Deal Updates

July 29

Death & Co launched a new co-branded product line with AMASS
Death & Co and AMASS, both of which are accepting reservations on SeedInvest, have teamed up for an exclusive product line of natural to... Read more

💬 0   ❤

June 12

Learn more about Soho House, one of AMASS' key luxury clients
AMASS, a portfolio of high-growth premium botanic beverages and self care products, utilizes an omni-channel approach to reach a wider audie... Read more

💬 0   ❤

June 1

AMASS launches a line of hard seltzer, as the popular product reaches billions i...
AMASS, a portfolio of high-growth premium botanic beverages and self care products, is excited to announce it has launched its first line of... Read more

💬 0   ❤

April 14

Monthly Reg CF Webinar | Every Third Tuesday of the Month at 1pm ET
Watch here: https://us02web.zoom.us/webinar/register/WN_WC9TkMcQRTOkck55ssKUhg

💬 0   ❤

March 19

New Reg CF Kick-Off Webinar | Thursday, March 25th at 4pm ET
Watch here: https://us02web.zoom.us/webinar/register/WN_XHf1utndT6acZozTFkcrOg

💬 0   ❤

Join the Conversation

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Jithu R. · 2 days · Hide Comment

can you kindly explain the valuation

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Krishna S. · Team Member · 20 hrs · Hide Comment

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Our valuation is ~20x our 2020 Revenue. Premium Brands in our space trade at 15-25x

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Nikita V. · 10 days · Hide Comment

Hi team, I'm already in love with your products - especially the packaging and bottle styling. I live in the UAE but hope to experience some of your products soon! Requesting answers on a few queries before I decide to reserve my spot in this offering.

1. There's a substantial amount of loan made to a related party - I'm assuming this is a director or subsidiary. If possible, please can you clarify for what purpose?

2. Your website lists a cannabis based product - when is this expected to begin selling and what are your expectations from it?

Congratulations to you and your team on the continued success, hope to hear from you soon.

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Krishna S. · 8 days · Hide Comment

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Hi Nikita,

Glad to hear you love the products! Thank you for the kind words!

1. This is mostly a loan to an exciting new Joint Venture with a major celebrity that we are currently under NDA on, but will be announcing to the world in Q4. Stay Tuned.

2. We are launching AFTERDREAM in California next month and we are excited to see the initial data so we can build a more robust go forward plan and financial model around. The Worldwide revenue for cannabis-infused drinks reached US $250 million in 2021, but the market value is predicted to expand to 24 times that to approach $6bn in 10 years, climbing by 38% CAGR from 2021-2031. - The Spirits Business

Nikita V. · 6 days · Hide Comment

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Thanks Krishna for your response, follow-up questions for AFTERDREAM - how is this expected to be made available next month - retail/online/bars/restaurants?

Krishna S. · Team Member · 6 days · Hide Comment

0

We are launching in a few weeks with an exclusive partnership with one of the premier cannabis dispensaries in California. That partnership will be announced in the next two weeks. The product will be available to purchase online and in stores.

Jithu R. · 2 days · Hide Comment

0

Joint venture with the celebrity- is that part of this deal? or is that a separate business?

Mark L. · Team Member · 2 days · Hide Comment

0

Yes, AMASS Brands Inc owns 50% of the new Joint Venture. We are very excited to share the details soon.

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Alberto M. · 2 months · Hide Comment

Hello Amass,

Congrats on your ongoing success story.

Does the company plan to prepare audited financial statements on the near future?

Also, do you have any timeframe for the campaign offering end date?

Thanks,

Alberto

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0

Charles H. · **Team Member** · 2 months · Hide Comment ⚐

Hi Alberto,

∨

Thank you for your interest in our raise. We expect our audited financials to be completed imminently. Our campaign will run for no more than 90 days once we go live.

Best,

Charlie

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in AMASS Botanics

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by AMASS Botanics. Once AMASS Botanics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to AMASS Botanics in exchange for your

securities. At that point, you will be a proud owner in AMASS Botanics.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, AMASS Botanics has set a minimum investment amount of US $498.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now AMASS Botanics does not plan to list these securities on a national exchange or another secondary market. At some point AMASS Botanics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when AMASS Botanics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is AMASS Botanics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the AMASS Botanics's Form C. The Form C includes important details about AMASS Botanics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

AMASS
2021
PRIVATE AND CONFIDENTIAL
AMASS
DRY GIN
LOS ANGELES
PICASSO

DISCLAIMER — This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

INTRODUCING AMASS

AN OMNI-CHANNEL LIFESTYLE
BRAND FOCUSED ON REINVENTING
MODERN RITUALS THROUGH THE
POWER OF NATURAL BOTANICS.

FROM BOTANICAL SPIRITS AND
APERITIFS, TO BOTANIC SELTZERS
AND BODY CARE PRODUCTS, AMASS
MAKES PREMIUM BOTANICS FOR
MODERN LIFE.





THE OPPORTUNITY

AMASS is uniquely built to grow as a brand with an understanding of modern health & wellness that is distinctive in spirits and a portfolio of products that reaches far beyond the audience for traditional new-to-world spirits brands.

The AMASS drinks portfolio includes spirits that combine an artisanal sense for flavor with a modern understanding of wellness ingredients. The AMASS Self Care portfolio delivers a range of DTC ready products each enhanced with unique botanical ingredients and designed to introduce the AMASS brand experience.

By utilizing data collected from DTC relationships established via Self Care products, AMASS can identify and convert the highest value consumers into its unique botanical drinks portfolio.

HIGHLIGHTS TO DATE

- 8MM Revenue Run Rate (Q4-20)

- 549% YoY Revenue Growth — From $0.5 Million in 2019 to $3.4 Million in 2020

- 1,500 High Quality Points of Distribution in 6 Key Markets

- Featured at Soho House Group Globally

- Strategic Distribution Relationships With Southern Glazer Wine and Spirits (US), DMD (UK) and DYSPATCHER (Asia)

- Strategic Online Retail Accounts With Revolve and Verishop



A NEW CONSUMER / A NEW APPROACH

Consumers' understanding of health has evolved from an annual conversation with your doctor about Diet & Exercise to a **HOLISTIC LIFESTYLE OF DAILY MENTAL AND PHYSICAL WELLNESS CHOICES.**



1950 - 1990

HEALTH & WELLNESS =
**ISOLATED DECISIONS
ABOUT DIET & EXERCISE**

Hennessy

JACK DANIEL'S

SMIRNOFF

JOHNNIE WALKER.

2000 - TODAY

HEALTH & WELLNESS =
A DAILY LIFESTYLE CHOICE

THE
AMASS
OPPORTUNITY

SPIRIT BRANDS HAVE NOT KEPT PACE WITH TODAY'S CONSUMER. THE WORLD'S MOST VALUABLE SPIRITS BRANDS WERE ESTABLISHED OVER 100 YEARS AGO AND THEREFORE ONLY REFLECT LEGACY VALUES.

AMASS UNLOCKS THE POWER OF PLANTS TO REVITALIZE THE RITUALS OF MODERN LIFE.

SOCIAL RITUALS | **SELF CARE RITUALS**


AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON
AMASS
DRY GIN

TRADITIONAL

Spirits + Aperitifs


AMASS
AMASS
AMASS

SPONTANEOUS

Hard Seltzer


AMASS
AFTERDREAM

CANNABIS

THC (Coming Soon)


AMASS

HEALTH RESET

Non-Alc Distilled Spirits


AMASS
AMASS

NEW HYGIENE RITUALS

Botanics Hand Sanitizer


AMASS
AMASS

DAILY CARE

Hand Soap + Moisturizer

AMASS ELEVATES TRADITIONAL SOCIAL RITUALS LIKE COCKTAIL HOUR & NEW SELF CARE RITUALS LIKE HAND WASHING INTO SENSORY EXPERIENCES, ENLIVENED BY THE POWER OF BOTANICALS.

A SUPERIOR MARKETING FUNNEL

ALCOHOL REGULATIONS HAVE PREVENTED INCUMBENT BRANDS FROM EFFICIENT CONVERSION OF CONSUMERS THROUGH DIGITAL CHANNELS.



THE SALE OF NON-ALCOHOLIC & SELF CARE PRODUCTS ALLOW AMASS TO DRIVE BRAND AWARENESS AMONG AN EXPONENTIALLY LARGER AUDIENCE THAN TRADITIONAL SPIRITS BRANDS.



CREATING PROFIT AND A RICH SOURCE OF DATA FOR TARGETING SPIRITS COMMUNICATIONS.

ROUTE TO MARKET - TRADITIONAL & DIRECT CHANNELS

SOCIAL RITUALS

SELF CARE RITUALS











3 TIER DISTRIBUTION

USA

EU

ASIA

REPUBLIC NATIONAL DISTRIBUTING COMPANY

WHOLE FOODS



PAVILIONS

31 DOVER



VONS

Escala Vino 1 destil·lats

Albertsons

Dyspatchr

DTC

CANNABIS / ALC

NON-ALC

FULLY COMPLIANT ALCOHOL ECOMM WITH
NATIVE EXPERIENCE ON **AMASS.COM**

♥ Jane

SPEAKEASY COMPANY

T THIRSTIE

AMASS.COM

amazon

uncrate

THRIVE

REVOLVE

USING THIRD PARTY PARTNERS, AMASS OFFERS A DTC EXPERIENCE ON ALC & CANNABIS PRODUCTS, SEAMLESSLY CONNECTING CUSTOMERS WITH LOCAL RETAILERS



THIS APPROACH IS TRANSLATING INTO EXCEPTIONAL GROWTH

QUARTERLY GROWTH

$2,000,000

$1,500,000

$1,000,000

$500,000

Q1 - 19

Q2

Q3

Q4

Q1 - 20

Q2

Q3

Q4

$8M+ REVENUE RUN RATE

* RUN RATE CALCULATED AS OF Q4-20

ACCELERATING DTC SALES INCLUDING AMAZON



- ■ AMASS.com - YTD Revenue
- □ Amazon - YTD Revenue

AMAZON LAUNCH





MARKET EXPANSION & CASE SALES GROWTH


A IN MARKET WITH PROVEN SALES
VONS
W HOTELS
PAVILIONS
WHOLE FOODS
Ralphs
Javier's
sbe
SOHO HOUSE
Albertsons
amazon
Total Wine & MORE
30,000 PHYSICAL CASES
30000
22500
15000
7500
0
856
1,522
2,136
5,054
6,332
7,600
11,682
14,234
19,074
23,000
30,000
REDUCED DUE TO COVID-19
2019(A)
2020
2021
2022
PHYSICAL CASES SOLD

‡ These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

AMASS REVENUE & PROJECTED EBITDA GROWTH

($ in millions)



$90.0

$75.0

$60.0

$45.0

$30.0

$15.0

$0.0

-$15.0

-$30.0

-$45.0

2019A

2020A

2021P

2022P

-$2.4

$0.5

-$3.3

$3.5

-$3.8

$12.4

-$1.8

$35.9

■ Revenue   ◆ EBITDA

NOTES: A – ACTUALS, P – PROJECTIONS

‡ These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

SPIRITS PORTFOLIO

AWARD-WINNING SPIRITS PORTFOLIO

Consumers are growing increasingly concerned with what it is they are drinking, which is why AMASS is striving to craft a more mindful cocktail. **DISTILLED WITH 29 BOTANICALS** that represent the natural terroir and diverse cultural landscape that is contemporary Los Angeles, **AMASS DRY GIN** wears its ingredient list on its sleeve.

Our gin is versatile yet complex, imbued with indigenous botanicals but easily suited for a classic martini. It's a spirit that can mix and meld without sacrificing its individuality, much like our modern consumer.

AVAILABLE IN 6 MICHELIN STAR RESTAURANTS & 4 OF THE WORLD'S TOP 10 BARS



2019 LOS ANGELES INTERNATIONAL SPIRITS COMPETITION GOLD

2019 MILLENIAL SPIRITS COMPETITION DOUBLE GOLD

2020 ULTIMATE SPIRITS COMPETITION 93 POINTS

2020 LAS VEGAS GLOBAL SPIRIT AWARDS PLATINUM

2020 BARTENDER SPIRITS AWARDS GOLD 91 POINTS



AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON
AMASS
DRY GIN
DISTILLED AND BOTTLED IN LOS ANGELES

GLOBALLY FEATURED AT SOHO HOUSE GROUP

AMASS VODKA is the new luxury vodka for the **SOHO HOUSE GROUP** across its 27 locations globally. Served in four SOHO House cocktails, including the house signature Espresso Martini, it will be the **PREFERRED POUR** for all locations worldwide.

- **89K+ GLOBAL INFLUENTIAL MEMBERS**
- **AMASS VODKA AVAILABLE AT ALL LOCATIONS**
- **AMASS HARD SELTZER & DRY GIN ALSO AVAILABLE**

SOHO HOUSE





2020
LAS VEGAS
GLOBAL SPIRIT
AWARDS
GOLD



2020
BARTENDER
SPIRITS AWARDS
GOLD
94 POINTS



SOME OF OUR TOP ACCOUNTS

NEW YORK

67 Orange Street
Astor Wines & Spirits
Attaboy
Ardyn
Baccarat Hotel
Banzar Bar
Beatrice Inn
Blacktail
Bowery & Vine
Blanc & Rouge
Blue Quarter
BluePrint
Carbone
Cerbos
Chez Ma Tante
Chez Sardine
Clover Club
*Crown Shy**
Chelsea Wine Vault
Dante
Dear Irving - Gramercy
Dear Irving - Hudson
Death & Co
Devon
Diamond Lil
Donna
Ducks Eatery
Duke's Liquor Box
Employees Only
Existing Conditions
*Eleven Madison Park**
Extra Fancy
Fairfax
Fedora
Frankies 457
Spuntino
Franks Wine Bar
Freemans
Frenchette
George Washington Bar
*Gramercy Tavern**
Grand Army
Harts
Holy Ground
Hunky Dory
Jeffreys Grocery
Joesph Leonard
King
L'Atelier de Joel Robuchon**
Leyenda
Locanda Verde
Manhattan
*The Modern**
Marc Forgione
My Friend Duke
Nitecap
Nobu
Otis Pig Beach
Patent Pending
Shuko 47
Smith & Vine
Subject
Sunday in Brooklyn
The Four Seasons Restaurant
The NoMad Hotel*
The Shed
The Spaniard
The Standard Hotel (Highline + East Village)
Dumbo House
Soho House

SINGAPORE

Atlas Bar
Ryan's Grocery
Hop Shop
Craft Beers
Temple Cellers
Maderin Oriental
Ritz Carlton
Sago House
The Old Man
Employees Only
Kafe UTU
Cin Cin
The Spiffy Dapper

LONDON

Kettners
Cafe Boheme
Cecconis Pizza Bar
Soho House Greek St
Soho House Dean St
Dean St Townhouse
Little House
The Ned
The Hoxton Grill
Shoreditch House
Annabels
Electric House
High Road House

* *Michelin Star*

"Best Bars in the World 2019"



SOME OF OUR TOP ACCOUNTS

LOS ANGELES

71 Above
A.O.C
ACE Hotel
Andaz WeHo
APL
Apotheke
Atrium
Baltaire
Bar Henry
Bavel
BESTIA
BOA Steakhouse
Balboa Bay Club & Resort
Bavel
Birds and Bees
Big Bar
Bungalow
Crossroads Kitchen
EP & LP
Elephante
Fairmont Miramar Hotel
Five Leaves
Four Seasons
Freehand
Gratitude Beverly Hills
Gwen
Here & Now
Honor Bar
La Peer Hotel
Laurel Hardware
Madeo
Majordomo
Melrose Umbrella Co.
Kali
Makani
Manuela
Moon shadows
Nobu
NeueHouse
North Italia
Olea
Pizzeria Mozza
Republique
Roku
Rosewood Miramar
Rosaline
Rossoblu
Robertas
South Beverly Grill
Sunset Tower Hotel
Sunset Marquis
Spring Place
Shibumi
The Bazaar by José Andrés
The Brig
The Eveleigh
The Little Door
The Magic Castle
The NoMad Hotel
The Roger Room
Tasting Kitchen Kitchen
The Wallace
Total Wine and Spirits
Tower Bar
Waldorf Astoria
Viceroy L'Emeritage
Wally's Wine & Spirits
Wolf
Ysabel

MIAMI

Baby Jane Cocktail House
Beeker and Gray
Better Days
BlackBird Ordinary
Brickell Wine Bank
Casa Tua Cucina
Chotto Matte
Copper 29
Ember Miami
Gramps Bar
Kaido Miami
Kao Sushi Club
La Moderna
La Petite Maison
L'Atelier de Joël Robuchon
Lucali
Mama Tried
Micheals Genuine
Naiyara
Novikov
Ortanique
Purdy Lounge
RedBar Brickell
Report Bar
Rusty Pelican
Sardinia
Enoteca Ristorante
Segafredo Biscayne
Smith and Wollensky
Soho Beach House
Saint Roch Market
Sweet Liberty
The Corner
The Living Room Bar
The Miami Beach EDITION
The Parched Pig
The Scape Goat
The Sylvester
Villa Azur
W Hotel South Beach
Zest



NEW CATEGORY OPPORTUNITIES

AMASS BOTANICAL HARD SELTZER

- **HARD SELTZER IS THE FASTEST GROWING SEGMENT OF ALCOHOLIC BEVERAGES**
  - 2019 sales - $1.6B —> 2020 Sales (p) - $4.3B
  - 270% YoY Growth projection
- By 2023, **SALES WILL TRIPLE** and become **10%** of the total of all alcoholic beverages by 2024 *(Nielsen)*
- Appeal expected to grow across consumer segments as more premium offerings enter the market *(Cowen & Co.)*

- **100% NATURAL**
- **110 CALORIES**
- **NO ADDED SUGAR**

- **4.2% ABV**
- **LIGHT AND REFRESHING**
- **GLUTEN FREE**
- **SRP: $17.99/4PK , $45/12PK**

AMASS

FAERIE FIZZ

Rose Petal Extract, Raspberry Juice, Sherry Vinegar, Jasmine Extract, Cardamon Extract, Holy Basil Extract

AMASS

SUN SIGN

Mandarin Juice, Lapsang Tea, Orange Extract, Oak Extract,Vanilla Extract, Apple Cider Vinegar, Bay Extract

AMASS

SURFER ROSSO

Quince Juice, Lemon Juice, Hibiscus Concentrate, Apple Cider Vinegar, Lime Extract, Ginger Extract, Clove Extract, Turmeric Extract, Star Anise Extract



AMASS
SURFER ROSSO
BOTANICAL HARD SELTZER
AMASS
SUN SIGN
BOTANICAL HARD SELTZER
MANDARIN, VANILLA, OAK
AMASS
FAERIE FIZZ
BOTANICAL HARD SELTZER
JASMINE, CARDAMOM, RASPBERRY

AFTERDREAM

AMASS THC PRODUCT (COMING SOON)

With consumers increasingly looking for non-alcoholic alternatives to their standard spirit or glass of wine, AMASS sees the opportunity to offer a **THC NON-ALCOHOLIC SPIRIT** that offers the mind-mellowing effect our consumers crave while delivering a complex, premium flavor profile through the power of plants.

Distilled with a blend of natural botanicals from the West Coast, **AMASS AFTERDREAM** takes its cues from culinary practice for a distinct finish. Coniferous notes from Juniper are brightened by Sumac, Sorrel, and Lemon Peel, while Mint and Parsley lend a rich herbal earthiness. The result is a sophisticated spirit that contains **5 MG OF THC** per serve, designed to be sipped on the rocks with a splash of tonic or in a variety of non-alcoholic cocktails.



AMASS

AFTERDREAM

DISTILLED NON-ALCOHOLIC SPIRIT

DISTILLED AND BOTTLED IN CALIFORNIA

Juniper, Coriander, Orris Root, Angelica Root, Lemon Peel, Cardamom, Sorrel, Cucumber, Apple, Mint, Parsley, Sumac, Rosemary, and Thyme are each individually distilled in a proprietary hydrosteam distillation process to extract essential oils for a crisp and evergreen flavor profile reminiscent of the towering firs and coastal mountains of British Columbia.

PRODUCT OF USA   25.3 FL OZ
VEGAN   750ML
NON-GMO   0% ALC/VOL

THE EXIT OPPORTUNITY

ALCOHOL BRANDS HAVE HISTORICALLY ACHIEVED HIGH MULTIPLES

WITH AN INDUSTRY AVERAGE OF 17X EBITDA*



	Wild Turkey Bourbon	Industry Average	Jim Beam	Tequila Patrón	Grey Goose Vodka
	12X EBITDA	17X EBITDA	20X EBITDA	25.5X EBITDA	26X EBITDA
EXIT DATE	2009		2013	2018	2004









*Source based on data between 2001 and 2013: https://www.just-drinks.com/analysis/just-the-facts-spirits-acquisition-multiples-2001-to-present-day_id112526.aspx

‡ The data and examples listed above represent only successful exits. Management is in no way implying the companies listed are comparable companies or outcomes. These examples were chosen as they are recognizable household brand names in the premium spirits space.

These examples are not meant to suggest any potential returns investors might receive, as that is variable based on many factors including, but not limited to, the valuation in which an investor invests at and future dilution.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. These examples are not meant to suggest any potential returns investors might receive, as that is variable based on many factors including, but not limited to, the valuation in which an investor invests at and future dilution.

KEY PRESS HITS


The New York Times
FRONT BURNER
A Vodka for Gin Lovers
Amass, distilled in Copenhagen, delivers floral notes for that martini or tonic drink, without gin's lash of juniper.
AMASS

NY TIMES


basically
I Now Pronounce It Tom Collins Season

BON APPÉTIT


GEAR PATROL
THE BOTANIST
22
AMASS
The 12 Best Bottles of Gin You Can Buy in 2021

GEAR PATROL


FOOD52
THE SHOP
RECIPES
COMMUNITY
FOOD
HOME52
WATCH
Nonalcoholic Drinks Finally Taste Great—Here Are 12 of Our Faves
No "mocktails" here.

FOOD52


VOGUE
FASHION
New Fashion Arrivals To Get Excited About Now

VOGUE


VANITY FAIR
AMASS
SEEDLIP
ROCK GRACE
Kin

VANITY FAIR


GQ
Fashion
Culture
Grooming
Watches
GQ Hype
Lifestyle
Men of the Year
Subscribe
Best Christmas gifts for men (that he'll actually like)

GQ UK


The New York Times
Opinion
The Doggiest Days of Summer Demand Gin and Tonics
They're refreshing and ridiculously easy to make, and come with just enough bitterness to help you get through this miserable year.
By Jennifer Finney Boylan
Contributing Opinion Writer
Aug. 4, 2020

NY TIMES

INFLUENCER HITS

600+ INFLUENCER POSTS


amass.botanics
AMASS



@IAMTHEFLOWERTHIEF
40.5K


EXCITED FOR THESE GOODIES. ESPECIALLY THE @SUMMERFRIDAYS
@AMASS.BOTANICS
@OFFICIALBYREDO

@MARIANNAHEWITT
1M


@amass.botanics hand sanitizer on deck

@LAURENELIZABETH
965K


Best Sanitizer ever! Thank you @amass.botanics
AMASS

@KARLAWELCHSTYLIST
289K


@amass.botanics

@ALEXALOSEY
733K


AMASS
ALOE
CINNAMON
ALLSPICE
CLOVE
EUCALYPTUS
2 OZ | 59 ML

@MONAVAND
369K


AMASS

@GABBYEPSTEIN
2.3M


AMASS
FOUR THIEVES

@EVACHEN212
1.5M


HAPPY HOUR KIT, COMPLETE WITH THE BEST GIN FROM ANOTHER FOLIA FRIEND- @AMASS.BOTANICS!
AMASS

@FOLIACOLLECTIVE
118K


Side note: I have been carrying @amass.botanics hand sanitizer with me since March. It smells amazing and they were one of the first distilleries to make hand sanitizer from alcohol when there was a shortage. Let's cheer to that too.
AMASS

@NATALIEMYERS
41.2K


AMASS
DRY GIN
LOS ANGELES
love

@GASTRONOMISTA
16.1K


AMASS
AMASS
the holiday issue

@VEGNEWS
485K

THE MAKER

MORGAN MCLACHLAN

CO-FOUNDER & CHIEF PRODUCT OFFICER

Master Distiller Morgan McLachlan grew up in the Canadian Pacific Northwest, where she spent many afternoons exploring the forest, forging what would become a lifelong relationship with plants. After moving to Los Angeles at 19 and working in the film industry as a Camera Operator throughout her 20s, she returned to her metaphorical roots and began distilling anything she could get her hands on—grapes, tomatoes, cantaloupes, and eventually botanicals.

She co-founded The Spirit Guild in 2012, a DTLA-based distillery that specializes in making a variety of spirits from California's diverse flora and abundant agriculture. While Morgan appreciates distilling tradition, she considers herself a **"PUNK ROCK DISTILLER,"** experimenting with any and all local agriculture. It's this duality of convention and innovation that led her to co-found AMASS.



AN EXPERIENCED MANAGEMENT TEAM



MARK THOMAS LYNN
FOUNDER & CEO



GENE SONG
CHIEF REVENUE OFFICER



JENNIFER FAN
CHIEF DIGITAL OFFICER



RISHI DAS
VP OF OPERATIONS



FREZA PARO
VP OF BRAND



ANDREW KIM
VP OF FINANCE

MARK THOMAS LYNN has over 14 years of relevant experience in the entertainment, e-commerce, wine, and spirits industries. He co-founded and built the Jet Entertainment Group to 200 employees and 7 properties including bars, restaurants, and a boutique hotel. He is the Co-Founder of Winc Wines, which has earned $230,000,000 in lifetime revenue and was named the 25th Most Innovative Company in America by Fast Company.

GENE SONG has 20+ years of experience in branding and marketing across leading companies including American Express, Diageo, and Remy Cointreau, with 13+ years of experience in spirits branding. Most recently, Gene served as the Vice President of Crafted Spirits at Remy Cointreau. Prior to his time at Remy Cointreau, he led brand teams across a variety of internationally recognized whiskey brands. Gene holds a B.A. in Economics from the University of Pennsylvania and an MBA from Yale University.

JENNIFER FAN has 12+ years of experience in e-commerce and strategy. Most recently, Jennifer led Customer Retention at REVOLVE, where she built and launched the company's customer loyalty program, oversaw and grew the email, push and text message marketing channels through innovative personalization, and expanded REVOLVE's personal styling program. Prior to REVOLVE, she was a management consultant with the Boston Consulting Group. Jennifer holds a B.S. in Economics and an MBA from the Wharton School of the University of Pennsylvania.

RISHI DAS has 14+ years of experience in operations, finance, and strategy with leading companies including Lehman Brothers, Technology Crossover Ventures, and the Wonderful Company, and 9+ years of experience specifically in the food and beverage space. Most recently, Rishi ran Sales and Marketing Flowerbuyer.com, an international division of Teleflora. Prior to his time at Teleflora, he worked across The Wonderful Company portfolio brands in a variety of strategic and operational roles. Rishi holds a B.A. in International Relations from the University of Pennsylvania and an MBA from MIT.

FREZA PARO has 8+ years of experience in brand development and strategy, with a focus on startup to mid-size brands in the luxury and creative industries. Prior to joining AMASS, she specialized in brand marketing at global luxury eyewear brand, Garrett Leight, working to develop and launch the firm's up-market offering, Mr. Leight. Before working in fashion, Freza spent several years working as a brand consultant on the international fine art fair circuit. She graduated from UCLA with a BA in Globalization Studies, with a concentration in Transnational Culture & Markets.

ANDREW KIM has 7 years of experience in the Food and Beverage industry across high growth companies including GT's Living Foods, Constellation Brands, and Houlihan Lokey. Andrew holds at B.A. in Economics from Northwestern University.

WITH DIVERSE TALENT FROM LEADING COMPANIES

   

JENNIFER MARKS
Executive Vice President, Sales

ROBBY NELSON
Sales Director, East Coast

RYAN GILMORE
Sales Director, West Coast

CORINNE CABRAL MAZIER
Brand Sales Manager, Miami

   

SHELBY IGAZ
Senior Sales Manager, Dallas

ERIN DEADY
Brand Sales Manager, San Francisco

CAITLIN ZENISEK
Community Manager

NICOLE CARULLO
Content Coordinator

   

GALINA DUBINSKY
E-commerce Manager

GABRIELLE YAKOBSON
Graphic Designer

SARAH LERNER
Marketing Designer

MAGGIE PA
Digital Marketing Coordinator

   

ANNA MOGHADDAM
Director of People and Culture

ALEJANDRO WILEY
Operations Coordinator

VIRGINIA DESIMONE
PR & Marketing Manager

CHARLIE HAMMOND
Head of Business Development



AMERICAN EXPRESS

Winc

DIAGEO


Constellation Brands

Guthy Renker


PLYMOUTH GIN 1793


GTS KOMBUCHA


GARRETT LEIGHT CALIFORNIA OPTICAL

Pernod Ricard

RÉMY COINTREAU


RC


E*TRADE




AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON
DISTILLED IN COPENHAGEN — PRODUCT OF DENMARK
750ML
40% ALC/VOL
80 PROOF
ORGANIC
GLYCERIN FREE
NO ADDITIVES
AMASS
DRY GIN
DISTILLED AND BOTTLED IN LOS ANGELES
750ML
45% ALC/VOL
90 PROOF
NON-GMO
GLUTEN-FREE
NO ADDITIVES

AMASS

BOTANICS FOR MODERN LIFE

Invest Now

CONTACT: SEEDINVEST.COM/AMASS

EXHIBIT E
Video Transcript

Mark T. Lynn (00:05):

Amass is a modern drinks company with a focus on botanics. I've been an entrepreneur in the wine, spirits and e-commerce space for over 15 years. And one thing that we noticed was that the archaic regulation that's leftover from prohibition has really prevented and stifled innovation in this quarter trillion dollar space in the US. In fact, 73% of all of the alcohol consumed comes from just 10 major multinational companies. Amass has set out to really change this paradigm. We've gathered together a team of really innovative thinkers to create a product range that's totally unbound by tradition, really meets the customer where they're at today, and provides choices for the lifestyle that the modern healthy consumer wants. And then we've coupled all of this with this really disruptive route to market. That combination is just something that we're incredibly excited about.

Morgan McLachlan (01:05):

I've been distilling for well over a decade now. I've developed all sorts of products that are in the market, and also founded one of the very first independently owned craft distilleries in Southern California. Amass means to bring together. And to me, that really means connection. We believe in the power of plants for ritual, both personal and communal. From botanical spirits and aperitifs to botanic seltzers and personal care products, Amass makes premium botanics for modern life.

Mark T. Lynn (01:34):

We've been very, very humbled by the response. Since we've launched the business, it's translated to 1,500 accounts opened, 27 Soho houses globally have stocked the product, including world-class retailers like Whole Foods. Since launching our e-commerce and direct channels in March of last year, we've sold over 180,000 units. All of this translates into 634% compound annual growth rate.

Gene Song (02:00):

The Amass spirits portfolio is growing extremely rapidly. And some of our key accounts include six Michelin starred restaurants, places like Crown Shy, The NoMad Hotel, and Gramercy Tavern in New York, as well as Shibumi in LA, as well as four of the top ten bars in the world, including Dante, currently ranked number two in the world, as well as Atlas, currently ranked number five in the world. At Atlas, we're proud to be the house gin and tonic. United in the idea that botanics can revitalize categories, the Amass portfolio covers a host of categories that are growing rapidly. Across the alcohol space, we're in the ultra premium gin segment as well as the ultra premium vodka segment. We are excited to introduce our botanic hard seltzers into a category that's growing at an astronomical clip. In addition, we also have a non-alcoholic product as well as a THC-based product that'll be coming out soon. We're really excited by Amass's growth rate in a category where startup brands have typically enjoyed exit multiples of anywhere between five and up to twenty times revenue.

Mark T. Lynn (03:07):

We've chosen this route as a supplement to traditional financing because we believe that it aligns with our core values of democratization and innovation. And so we invite you to become part of our storyteller community and share in the journey that is Amass.